Morgan,  Lewis  &  Bockius  LLP
1111  Pennsylvania  Avenue,  NW
Washington,  DC  20004



BEAU  YANOSHIK
202.739.5676
byanoshik@morganlewis.com
-------------------------



VIA  EDGAR


July  12,  2011

Houghton  Hallock  III,  Esq.
U.S.  Securities  and  Exchange  Commission
100  F  Street,  N.E.
Washington,  D.C.  20549

Re: The Advisors' Inner Circle Fund II (File Nos. 33-50718 and 811-07102) (the "Registrant"); Post-Effective Amendment No. 108 to the Registrant's Registration Statement on Form N-1A ("Amendment No. 108")
         -----------------------------------------------------------------------

Dear  Mr.  Hallock:

This letter responds to comments on Amendment No. 108, which you provided in a telephonic discussion with Abigail Bertumen and me on Tuesday, June 7, 2011. Amendment No. 108 was filed with the Securities and Exchange Commission (the "Commission") on April 15, 2011 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding a new series of the Registrant, the Westfield Capital Large Cap Growth Fund (the "Fund").

Summaries of the Staff's comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 108.

PROSPECTUS

1. COMMENT: The Fund's "Principal Investment Strategies" section defines large capitalization companies as companies with market capitalizations that, at the time of initial purchase, are within the range of capitalization of companies included in the Russell 1000 Growth Index ("Index"). Please consider revising this definition to include a specific market capitalization floor.

Houghton  Hallock  III,  Esq.
July  12,  2011
Page 2

         RESPONSE: The disclosure has been revised to read as follows:

                  The Fund considers large-capitalization companies to be companies with market capitalizations greater than $3 billion at the time of purchase.


2. COMMENT: In the "Principal Investment Strategies" section, please revise the disclosure to state that the definition of large capitalization companies will be based on the capitalization range of companies included in the Index as of an annual specified date (e.g., the reconstitution date).

         RESPONSE:  Please  see  the  response  to  Comment  2.


3. COMMENT: In the "Principal Investment Strategies" section, please revise the second sentence to read as follows:

                  Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of large-capitalization companies.

         RESPONSE:  The  requested  change  has  been  made.


4. COMMENT: Please confirm that the Fund is advised or sold through an insured depository institution.

         RESPONSE: The Fund may be sold through an insured depository institution.


5. COMMENT: In the "Principal Risks" section, please confirm Foreign Currency Risk is a principal risk of the Fund.

         RESPONSE: The Adviser has confirmed that the Fund will not invest in securities denominated in foreign currencies as part of its principal strategies. Therefore, Foreign Currency Risk has been removed from the "Principal Risks" section.

6. COMMENT: In the "Principal Risks" section, please consider shortening the disclosure with respect to Foreign Company Risk and Emerging Market Securities Risk.

         RESPONSE: The requested change has not been made as we believe shareholders may consider the current disclosure useful.

7. COMMENT: In the "Related Performance Data of the Adviser" section, please confirm (i) the no-action letter the Fund is relying on to include such disclosure and (ii) that the Fund is not required to restate the Composite's returns to reflect the Fund's anticipated expenses.

Houghton  Hallock  III,  Esq.
July  12,  2011
Page 3

         RESPONSE: The Fund is relying on Nicholas-Applegate Mutual Funds (pub. avail, Aug. 6, 1996). That letter permitted a fund to show in its prospectus performance data for the adviser's private accounts with investment objectives, policies and strategies substantially similar to those of the fund ("related performance data"), provided that such information is not presented in a misleading manner and does not obscure or impede understanding of the information required to be in the prospectus.

         We do not believe the Fund is required to restate the related performance data to reflect the Fund's anticipated expenses for the following reasons.

                  o        Restatement is not required by Nicholas-Applegate.
                           This is logical because the related performance data shown is not the Fund's performance; rather it is the performance of other accounts managed by the Adviser. The prospectus prominently discloses this fact.

                  o Moreover, the prospectus also clearly discloses that the fees and expenses of the Fund are expected to be higher than those of the Adviser's accounts and that the related performance data shown would have been lower if the Fund's expenses were imposed on the accounts. This is consistent with the approach taken in GE Funds (pub. avail. Feb. 7, 1997), in which the Staff, building on Nicholas-Applegate, permitted a fund to show, without restatement, related performance data in advertisements and sales literature. In GE Funds, the fund represented and the Staff acknowledged that: "the prospectus will disclose all material differences between the Institutional Accounts and the Funds and will include any other disclosure that may be necessary to ensure that Institutional Account performance information is not presented in a misleading manner. Specifically, the prospectus will disclose differences between the fee structures of the Institutional Accounts and those of the Funds and, where applicable, will disclose that the performance of the Institutional Accounts would have been lower if they had been subject to the fees and expenses of the relevant Fund."

8. COMMENT: In the table included in the "Related Performance Data of the Adviser" section, please place the "Annual Total Return (Net of Fees)" column to the left of the "Annual Total Return (Gross of Fees)" column.

         RESPONSE:  The  requested  change  has  been  made.


-----------------------------------
(1) As disclosed in the prospectus, the related performance data has been prepared and presented in accordance with the GIPS standards. Restatement of that data would raise a question as to whether the Adviser would be able to claim compliance with GIPS with respect to a presentation that has been restated to reflect the Fund's expenses.

Houghton  Hallock  III,  Esq.
July  12,  2011
Page 4


SAI

1. COMMENT: In the table in the section "Trustees and Officers of the Trust" section, please add "in the Past 5 Years" to the column heading "Other Directorships Held."

         RESPONSE:  The  requested  change  has  been  made.

2. COMMENT: Please confirm if disclosure is required in the registration statement regarding whether, and if so how, the Governance Committee considers diversity in identifying nominees for trustee, in the Governance Committee discussion in the "Trustees and Officers of the Trust" section.

         RESPONSE: Such information is not required by Form N-1A. We note, however, that such information would have to be disclosed in a proxy statement relating to the election of a fund's trustees. Specifically,
         Item 22(b)(15) of Schedule 14A requires an investment company proxy statement with respect to the election of trustees to include the information (and in the format) required by Items 407(c)(1) and (c)(2) of Regulation S-K. Item 407(c)(2) of Regulation S-K requires a description of whether, and if so how, a nominating committee (or a board) considers diversity in identifying nominees for trustee.

                                ***************

The Registrant acknowledges the Commission press release, dated June 24, 2004 ("Press Release"), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Houghton  Hallock  III,  Esq.
July  12,  2011
Page 5



Please do not hesitate to contact the undersigned at 202.739.5676 if you have any questions concerning the foregoing.


                           Sincerely,

                           /s/  Beau  Yanoshik

                           Beau  Yanoshik


cc:         Christopher  D.  Menconi,  Esq.
            Dianne  M.  Sulzbach,  Esq.